February 6, 2017	Heath D. Linsky 404-504-7691 hdl@mmmlaw.com www.mmmlaw.com

VIA EDGAR

Coy Garrison
Special Counsel
Securities and Exchange Commission
100 F. Street, NE, Main Filing Desk
Washington, DC 20549

RE:	Carter Validus Mission Critical REIT II, Inc. Post-Effective Amendment No. 11 to the Registration Statement on Form S-11 Filed January 20, 2017; File No. 333-191706

Dear Mr. Garrison:

On January 20, 2017, Carter Validus Mission Critical REIT II, Inc. (the “Company”) filed Post-Effective Amendment No. 11 to the Company’s Registration Statement on Form S-11 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”).

Pursuant to your telephone conversation with Mary Katherine Hooper on February 2, 2017, the Company hereby undertakes to include in its final prospectus the estimated accrued liability for future distribution and servicing fees, which are only payable with respect to Class T shares, as of September 30, 2016, in accordance with GAAP. In addition, the Company undertakes to clarify in its final prospectus that such accrued liability for future distribution and servicing fees was excluded from the NAV calculation because the Company would not be obligated to pay distribution and servicing fees in the event the Company’s portfolio is liquidated. The Company also confirms that there is no possibility that the Company will reimburse its advisor for the 1.0% dealer manager fee the advisor pays the Company’s dealer manager with respect to the Company’s Class I shares, as disclosed in Post-Effective Amendment No. 11 to the Registration Statement.

Pursuant to the foregoing undertaking, the Company hereby requests acceleration of the effective date of the Registration Statement to immediate effectiveness as of February 10, 2017 at 10:00 a.m. Eastern Daylight Time or as soon thereafter as is practicable.

* * * * *
If you have any questions, please do not hesitate to contact the undersigned at (404) 504-7691.

Sincerely,

MORRIS, MANNING & MARTIN, LLP

/s/ Heath D. Linsky

Heath D. Linsky

Phone: 404.233.7000 | www.mmmlaw.com
1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326
Atlanta ● Washington, DC ● Raleigh-Durham ● Savannah
International Marketing Office: Beijing

MORRIS, MANNING & MARTIN, LLP

Coy Garrison
Special Counsel
Securities Exchange Commission
February 6, 2017.

cc: Todd M. Sakow
Mary Katherine Hooper

Phone: 404.233.7000 | www.mmmlaw.com
1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326
Atlanta ● Washington, DC ● Raleigh-Durham ● Savannah
International Marketing Office: Beijing